711 Louisiana Street, Suite 2300
Houston, Texas 77002-2770
Phone: 713.223.2300
Fax: 713.221.2165
www.bracewellgiuliani.com
February 9, 2006
Mr. Amit Pande
Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington D.C. 20549-0303

Re:	MetroCorp Bancshares, Inc.
Form 8-K filed February 3, 2006
File No. 000-25141
Dear Mr. Pande:
The purpose of this letter is to respond to your letter dated February 6, 2006 to David Choi, Chief Financial Officer of MetroCorp Bancshares, Inc. (the “Company”), setting forth the staff’s comments regarding the Company’s Current Report on Form 8-K filed on February 3, 2006. For reference purposes, the text of each comment is included below.
1.	We note that you intend to file restated financial statements. Please specifically tell us when you will file them.

The staff is advised that management of the Company expects to file restated financial statements with the Securities and Exchange Commission on or before March 15, 2006.
Further, attached to this letter is a statement from an authorized officer of the Company acknowledging the items set forth in your letter dated February 6, 2006.
If you have any questions or comments regarding this letter, please contact me at (713) 221-1576.
Very truly yours,
Bracewell & Giuliani LLP
/s/ Charlotte M. Rasche
Charlotte M. Rasche

      Texas      New York City      Washington, D.C.      London      Kazakhstan

Acknowledgment of MetroCorp Bancshares, Inc.
In connection with the response letter to the Securities and Exchange Commission with respect to the Current Report on Form 8-K of MetroCorp Bancshares, Inc. (the “Company”) filed on February 3, 2006, I, David Choi, acting solely in my capacity as Executive Vice President and Chief Financial Officer of the Company, hereby acknowledge that:
•    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

METROCORP BANCSHARES, INC.
By:	/s/ David Choi
David Choi
Executive Vice President and Chief Financial Officer